DYNAMIC VENTURES CORP.

January 21, 2011

Erin K. Jaskot, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:           Dynamic Ventures Corp.
Current Report on Form 8-K
Filed December 6, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed December 6, 2010
File No. 333-163913

Dear Ms. Jaskot:

Dynamic Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of December 30, 2010, pertaining to the Company’s Current Report on Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on December 6, 2010, and the Company’s Quarterly Report on Form 10-Q as filed with the Commission on December 6, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 30, 2010.

Form 8-K filed on December 6, 2010

General

1.           Please be advised that this Form 8-K was not timely filed.

RESPONSE:  The Company acknowledges that this Form 8-K was not timely filed with the Commission.  The Company had previously retained legal counsel to assist in the preparation and filing of this Form 8-K.  However, due to inadequate performance of such counsel, on November 30, 2010, we retained the legal counsel of Zouvas Law Group, P.C.  Subsequently, on December 6, 2010, we filed this Form 8-K with the Commission.  Our management will continue to ensure that all future filings will be timely made.

2.           Please amend your Form 8-K to address the comments below.

RESPONSE:  We have amended the Form 8-K as requested.

3.           Please provide the disclosure required by Item 3 of Form 10. See Item 2.01(f) of Form 8-K.

RESPONSE:  We have revised the Filing on page 3 to include the following language:

8776 E Shea Blvd.  Suite B3A-615
Scottsdale, Arizona 85260

Page- 1

“Properties

The Company has relocated its executive offices to 8776 East Shea Blvd., Suite B3A-615, Scottsdale, Arizona, and its telephone number is (480) 968-0207.  The Company leased office space under an operating lease that expired in 2018 from Price Road Development LLC, which is owned by Dave Brown, a Director of the Company.  The terms of the lease required the Company to pay rent and executory costs (property taxes, maintenance, and insurance).  The lease was cancelled by Price Road Development LLC in December 2009.  The Company entered into a new office space lease with a non-affiliated entity which is only a month-to-month agreement.”

Cautionary Note Regarding Forward Looking Statements

4.           Please revise your disclosure to delete the reference to the Private Securities Litigation Reform Act of 1995 since you are ineligible to rely upon the safe harbor as a penny stock issuer. See Section 21E of the Exchange Act and Section 27A of the Securities Act.

RESPONSE:  We have revised the Filing as requested.

 5.           We note that the statement in the last sentence of the first paragraph does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update such information to the extent required by law.

RESPONSE:  We have revised the Filing as requested.

Item 1.01 Entry into a Material Definitive; Agreement

6.           Please revise your disclosure to disclose the "controlling shareholders" of the Company and the Bundled Builder shareholders that entered into the Share Exchange Agreement.  See Item 1.01(a)(1) of Form 8-K.

RESPONSE:  We have revised the Filing on page 2 to include the following language:

“The “controlling shareholders” of the Company include DMEB Investments LLC, K4K Holdings Inc., and 21829251 Ontario Inc.  The Bundled Builder shareholders include Michael K Flynn, Hope Williams, Mark Summers, John Butler, Bill Swicegood, Randy DeWitte, Mark Smith, Bruce Berg, Dale Pfeiffer, Judd Evans, Harley Pariseau, 21829251 Ontario Inc., DMEB Investments L.L.C., and K4K Holdings, Inc.”

7.           We note your statement that your summary description of the Share Exchange Agreement “may not contain all information that is of interest to the reader." Please revise your disclosure to clarify that you have provided all terms and conditions of the Share Exchange Agreement that are material, and please also revise your summary, as necessary, to provide such material terms. See Item 1.01(a)(2) of Form 8-K.

RESPONSE:  We have revised the Filing as requested.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Description of Our New Business, page 4

Page- 2

8.           Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide.  In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source.  If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon another source, please clearly indicate that this is the case and identify the source.

RESPONSE:  We have revised the Filing throughout this section, as requested.

9.           Please revise your disclosure to clearly explain the different services/products offered by your business, and the status of each, including whether any are still in the planning stage. It appears from your disclosure that you offer three different services/products: (1) construction management services to Native American communities; (2) construction management for SIPS for commercial projects; and (3) “bundles” of related trade activities. Please revise your disclosure to clarify if these are three separate services/products, and disclose the percentage of total revenue contributed by each service/product as well as the operational status of each. In particular, we note the, following:

•
On page 5, you disclose that you "provide" structured, insulated panels for building shells. It is unclear what it means that you "provide" such "SIPS." Please also revise your disclosure to clarify what you are referring to when you reference the "SIPS system." Further, please clarify how the "SIPS System” relates to the other services you provide, including how "combining the SIPS system with BBSI allows housing projects to be built in more remote areas which serve the Native American market."

•
You disclose on page 6 that you have one trade bundle, Floor Art, in operation. Please clarify whether this is the only bundle you currently have in operation. If so, please revise your disclosure to clearly state this throughout the business section. For example, please clarify whether your reference to certain bundles such as the "foundation bundle" are bundles that you actually operate or if they are provided merely as an example.

•
On page 11, you disclose that "results from the Native American projects did not begin until August of 2010, and results from the SIPS panel business will not be reflected until fourth quarter 2010 when construction on the Bossier, LA hotel begins." Please specifically address this in your revised disclosure regarding the status of each of your services/products.

RESPONSE:  We have revised the Filing on the following pages as indicated below:

Pages 4 - 5

“Description of Our New Business

Unless otherwise indicated, the following information relates specifically to the business and operations of Bundled Builder.

Bundled Builder was incorporated on August 29, 2008 under the laws of the state of Delaware.  Bundled Builder provides construction services through the combination of trade contractors and management integrated into one consolidated organization.  On March 31, 2010, Bundle Builder acquired Floor Art, LLC (“Floor Art") and Builder Design Center, LLC (“BDC”) in an asset purchase transaction.  These companies have common ownership and all significant intercompany accounts and transactions have been eliminated in presenting the consolidated results.  Floor Art has been an ongoing company for fifteen years and its primary business is focused on the interior finishes of a building such as installation of flooring and countertops.  BDC develops software for use by builders and designers.  Both subsidiaries have been in business for over five years.

Page- 3

Bundled Builder offers construction management services for the following three types of projects, which make up our current product line: a) construction of residential houses in Native American communities; b) use of structured insulated panels ("SIPS") for commercial buildings; and c) construction by “bundles” of related trade activities for both residential and commercial projects.

Regarding the first product, Bundled Builder provides construction management services to Native American communities in the Southwestern United States through a contract with a Native American owned company, Tribal Building Solutions, LLC, which began in September, 2009.  There is no common ownership between the Company and Tribal Building Solutions, LLC.  Currently, we provide construction management services primarily for residential homes within these Native American communities, but we anticipate expanding our services in the near future to include commercial buildings and projects.  The Native American product began in August of 2010 with the construction of six homes which are in their final stages of construction and are expected to be completed in January 2011.  Operating results from the Native American product did not begin until August of 2010.

Bundled Builder’s second product involves providing construction management services for the construction of “green” light commercial buildings using structured insulated panels ("SIPS").  Light commercial buildings by definition are buildings that have five stories or less. We offer this product throughout the United States only through Bundled Builders’ subsidiary, EZ Build Systems, LLC (“EZ Systems") which was formed in August of 2010.  SIPS are high performance building panels used in floors, walls and roofs that are extremely strong, energy efficient and cost effective.  The panels form the shell of the commercial building. As part of our services, we work with the engineer, architect and customer to design the most appropriate building shell based on the customer’s needs.  Then, we order the panels from the manufacturer, work with the supplier on receiving the panels, deliver the panels to the construction site and oversee installation of the SIPS by the general contractor.  Our focus for this product is on small hotels (five stories or less) and other businesses within the hospitality industry.  Currently, our only SIPS customer is the Bossier, LA hotel, a boutique hotel, which is in its final design stage and will begin construction at the beginning of March 2011.  The Bossier, LA hotel has not yet begun to generate revenues.

Our third product involves providing construction management services for “bundles” of related trade activities for both residential and commercial buildings.  Bundled building means combining several construction trade activities into one group based on interrelated functions and installation sequences.  Here, part of our services includes the actual construction of these bundles.  For example, Floor Art provides finishes for houses and commercial buildings including flooring, tile, counter tops, and bath surroundings.  Currently, Floor Art is our only trade bundle in operation.  Floor Art has been an ongoing business for fifteen years.

For the six months ended June 30, 2010, our revenues totaled $1,697,862 of which $1,691,862 (99.7%) was attributed to Floor Art and $6,000 (0.3%) was attributed to BDC.  For the nine months ended September 30, 2010, our revenues totaled $2,662,487, of which $2,263,869 (85.0%) was attributed to Floor Art, $9,000 (0.3%) was attributed to BDC and $389,618 (14.7%) was attributed to BBSI for the Native American housing product.  Our SIPS product has not yet begun to generate revenues.”

Page- 4

“BBSI can use the SIPS system on housing projects.  We feel that combining the SIPS system with BBSI will allow housing projects to be built in more remote areas which serves the Native American market. Many Native American communities are located in remote areas without ready access to contractors.  By delivering ready to install manufactured SIPS panels to the construction site, more of the finished home can be delivered to the site, the home can be built faster and in less time, and there is less need for trades to be onsite to construct the building.  Since many construction trades would have to be paying for out of town costs to build in these areas, the reduced amount of construction time reduces the overall costs and makes the building costs more feasible.”

“Bundled Builder Solutions

Bundled building means combining several construction trade activities into one group based on interrelated functions and installation sequences.  For example, a foundation bundle consists of final lot grading, utility connections, concrete slab, and plumbing, since this forms the proper foundation of a house.  We do not currently operate foundation bundles; we presently operate only one bundle, Floor Art.”

10.           We note your disclosure on page 7 regarding the “Green” light commercial building segment, and your disclosure on page 10 that “Bundled Builder” also provides green, energy building systems." Please revise your disclosure to explain how, and to what extent, your operations are focused on "green energy."

RESPONSE:  We have revised the Filing on page 6 to include the following language:

“SIPS Panel Systems

BBSI’s management team has several years of experience in commercial construction. Based on our experience, the primary marketing advantage of SIPS is reduced construction time combined with “green” energy efficient materials at comparable costs of conventional building.  We believe combining this experience with SIPS sales allows BBSI to become a preferred build out contractor for developers using the SIPS system.  SIPS are eco-friendly, recyclable building products that offer high energy efficiency and less waste.  All of the commercial buildings that we design under the SIPS system are designed to be certified under Leadership in Energy & Environmental Design (“LEED”).  LEED is an internationally recognized “green” building certification system that provides a set of standards for the environmentally sustainable design, construction and operation of buildings and neighborhoods.

BBSI Native American Housing

BBSI has an ongoing agreement with Tribal Building Solutions ("TBS") to manage construction in Native American communities.  TBS, which is partially owned by Native Americans, procures construction contracts with tribes.  BBSI provides project management services including design, construction, land development and training of local labor.  Fees for BBSI are estimated to range from 5% to 10% of construction costs.

Page- 5

Further, BBSI’s construction management services help conserve energy in these Native American homes which are located in inclement winter weather areas.  The Native American homes are built with metal roofs and insulated with icynene which is a high-powered renewable-based material made from castor oil which insulates the home, prevents snow buildup and increases the energy efficiency of the house.”

11.           Please revise your disclosure to discuss the following:

•	The competitive business conditions and your competitive position in the industry and the methods of competition. See Item 101(h)(4)(iv);

RESPONSE:  We have revised the Filing on page 8 to include the following language:

“Competition

The competition in the construction management services industry is very high.  We are one of thousands of companies competing in this industry across the United States.  The Company is based in Scottsdale, Arizona, where competition is also very high.  We are in direct competition with other construction management companies as all of BBSI’s projects are obtained through a proposal and bid process.  We believe that our success depends in large part upon our ability to bring a broader solution to the construction management process.  Our business is different from our competitors because we work with our customers from the beginning stages of designing the project and assisting our customers with obtaining financing through the later stages of engineering the project, developing the construction site and overseeing the building construction.  Our new approach to construction management offers a more complete solution to meet our customers’ needs and makes us more than just a construction company.  Further, we strive to provide our services in the most cost efficient and energy saving ways.”

•
The sources and availability of raw materials and the names of principal suppliers. In particular, we note your risk factor on page 8 regarding your purchase of SIPS panels from suppliers. See Item l0l(h)(4)(v) of Regu1ation S-K;

RESPONSE:  We have revised the Filing on page 9 to include the following language:

“Raw Materials and Suppliers

The Company obtains all of its raw materials through sub-contractors who contract with various manufacturers, lumberyards, etc. across the United States.  Raw materials for our “bundles” and Native American housing products are in ready supply.  On the contrary, suppliers of SIPS panels within the U.S. are limited.  Our principal suppliers of SIPS panels include: Insulspan, located in Delta, British Columbia and Blissfield, Michigan; Premier Building Systems, located in Phoenix, Arizona and Fife, Washington; and SIPs Team USA based in Bainbridge, Georgia.”

•
Your dependence on one or a few major customers. In particular, we note your risk factor on page 8 stating that your ''Native American Housing revenues come from one customer," your disclosure on page 11 regarding the Bossier, LA hotel, and your disclosure in note 6 to the financial statements indicating that 4 customers accounted for 77% of your revenues. See Item 101(h)(4)(vi) of Regulation S-K;

Page- 6

RESPONSE:  We have revised the Filing on the following pages as indicated below:

“Customers

Floor Art, the Company’s only operating “bundle”, has four major customers.  These four customers accounted for 77% of the Company’s revenues for the year ended December 31, 2009.  Currently, we have only one Native American housing customer, Tribal Building Solutions, LLC, and only one SIPS customer, the Bossier, LA hotel.  Although we have a limited number of customers, we do not believe that the loss of any one customer would be detrimental to our business because we have expanded our operations to include our three products, the Native American housing, SIPS and “bundles” of trade activities.  By expanding our operations, we have expanded our customer base and have thereby mitigated the risk of losing any one of our current customers.”

“Because our Native American Housing revenues come from only one customer, the loss of this customer could have a material adverse effect on our business and profitability.

The revenues we currently generate from our Native American housing product come from only one customer.  This exposes us to risks of substantial losses if we lose this customer or are unable to sufficiently expand our Native American customer base to minimize the impact of this customer.  Loss of this customer could have a material adverse effect on our business and profitability and there is no guarantee that a replacement customer would be established to help the Company continue its Native American housing product.”

•
The need for government approval of principal products or services, including the status of such approval for any government approval that is necessary but that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K;

•	The effect of existing or probable governmental regulations on your business. See Item 101 (h)(4)(ix) of Regulation S-K; and
•	The costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K.

RESPONSE:  We have revised the Filing on page 9 to include the following language:

“Government Regulation and Environmental Matters

The Company is subject to various federal, state, and local laws regulating the construction industry and compliance with environmental standards.  Specifically, the Company is subject to Title 32 of the Arizona Revised Statutes (“ARS”), Chapter 10, the Professions and Occupations Code, and Title 49 of the ARS pertaining to environmental safety and protection.  Further, the Company is subject to  government  laws and  regulations  governing  health,  safety, working conditions,  employee relations, wrongful termination,  wages, taxes and other  matters  applicable  to  businesses  in general.  The Company’s services and products are currently not subject to government approval.  The costs of compliance with these laws are built in with the construction costs.  Although significant capital expenditures may be required in the future to comply with such laws and regulations, to date, such compliance costs have not had a material adverse effect on the earnings or competitive position of the Company. In addition, the Company’s operations may be vulnerable to risks arising from the numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.”

Page- 7

Industry and Market Data.  page 7

12.           We note your disclosure regarding various industry reports and articles. Please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable, and disclose the date of these sources, where such date has not been disclosed. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to high1ight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

RESPONSE:  We have revised the Filing on page 8 to include the following language:

“Industry and Market Data

The U.S. non-residential construction industry, according to McGraw Hill Construction, is a $200 billion industry.  “Total non-residential industry sales in the United States were $208 Billion in 2008 and $144 Billion in 2009.  (McGraw Hill Construction Forecasts & Trends Robert Murray Monthly Report January 2010, available at http://southwest.construction.com/features/2010/0101_Forecast2010-1.asp). This includes commercial buildings, healthcare facilities, public buildings, transportation terminals, stores, hotels, offices, educational facilities, religious institutions, amusement facilities and warehouses.  Within this industry, EZ-Systems focuses on the “Green” Light Commercial Construction market.  A light commercial building by definition is any commercial building that is 5 stories or less. This market (according to NAHB’s National Commercial Builders Council; Appendix A) is a $50 billion a year industry.  (Nation’s Building News Online for October 16, 2006; available at http://www.nbnnews.com/NBN/issues/2006-10-16/Commercial/index.html).

BBSI’s construction management services focus on the construction of “green” light commercial buildings using structured insulated panels ("SIPS").  BBSI provides this product throughout the United States only through Bundled Builders’ subsidiary, EZ Build Systems, LLC (“EZ Systems").  The "green" light commercial building segment of the industry in which EZ-Systems operates is growing rapidly.  It is estimated that by 2015, Green buildings will make up about half of the non-residential building stock, up from about 15% (according to Good Energies Inc. article by Sari Krieger cited in Venture Capital Dispatch, January 6, 2010; available at http://blogs.wsj.com/venturecapital/2010/01/06/half-of-non-residential-buildings-will-be-green-by-2015-study/).

According to a May 28, 2009 news release by Structural Insulated Panel Association (“SIPA”), the SIPS industry has only captured a small percentage of the overall market (1% of total construction market) including residential and only 1500 commercial buildings were built in 2008 using SIPS.  Further, commercial SIPS account for 32% of all SIPS construction. (SIPA news release available at http://www.sips.org/content/news/index.cfm?PageId=281).

Information at the Native American Procurement conference held in August of 2010, states that the Navajo Nation has $215M development plan over the next five years.  The Jicarilla Apache Nation has a five year development plan totaling $130M.  More information about the August 2010 Native American Procurement Conference is available at http://www.ncaied.org/event-napc.php.)

Page- 8

The foregoing information regarding industry and market data is current as of the date indicated and is widely available to the public.  The Company is not funded or affiliated with any of the sources cited herein.”

13.           It is unclear why you have provided certain industry information for the "Green” light commercial building segment. Please clarify whether this disclosure relates only to EZ-Systems, and disclose how the "Green" light commercial building segment relates to your business. '

RESPONSE:  We have revised the Filing on page 8 to include the following language:

“BBSI’s construction management services focus on the construction of “green” light commercial buildings using structured insulated panels ("SIPS").  BBSI provides this product throughout the United States only through Bundled Builders’ subsidiary, EZ Build Systems, LLC (“EZ Systems").  The "green" light commercial building segment of the industry in which EZ-Systems operates is growing rapidly.  It is estimated that by 2015, Green buildings will make up about half of the non-residential building stock, up from about 15% (according to Good Energies Inc. article by Sari Krieger cited in Venture Capital Dispatch, January 6, 2010; available at http://blogs.wsj.com/venturecapital/2010/01/06/half-of-non-residential-buildings-will-be-green-by-2015-study/).”

Risk Factors, page 8

14.           Please revise the first sentence of the introductory paragraph to clarify that this section discusses all "material" risks, rather than the "most significant" risks.

RESPONSE:  We have revised the Filing as requested.

15.           Please revise the introductory paragraph to remove the fourth and fifth sentences, as you may not qualify your risk factor disclosure in this manner.

RESPONSE:  We have revised the Filing as requested.

16.           We note that the following risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed:

•           We may be subject to product liability and warranty claims; and

RESPONSE:  We have revised the Filing on page 10 to include the following language:

“We may become subject to product liability or warranty claims against us due to potential defects in our products which could harm our business and operating results.

We may become liable for any damage caused by our products, whether used in the manner intended or not.  Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general and product liability insurance and provide warranty reserves, our insurance may not cover potential claims and may not be adequate to indemnify for liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would adversely affect our financial condition and liquidity.”

Page- 9

•           Our Native American Housing revenues come from one customer.

RESPONSE:  We have revised the Filing on page 10 to include the following language:

“Because our Native American Housing revenues come from only one customer, the loss of this customer could have a material adverse effect on our business and profitability.

The revenues we currently generate from our Native American housing product come from only one customer.  This exposes us to risks of substantial losses if we lose this customer or are unable to sufficiently expand our Native American customer base to minimize the impact of this customer.  Loss of this customer could have a material adverse effect on our business and profitability and there is no guarantee that a replacement customer would be established to help the Company continue its Native American housing product.”

Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text.

Our Native American Housing revenues come from one customer,  page 8

17.           We note your reference to "Native American Housing revenues." In your current disclosure, you do not provide a breakdown of revenue as provided by your different services/products. Please clarify your reference here to "Native American Housing revenues," and please disclose in your business section and management's discussion and analysis, as appropriate, the percentage of your total revenue that comes from your Native American Housing revenues, in addition to your other services/products, as requested by the comments above.

RESPONSE:  We have revised the Filing on the following pages as indicated below:

Page 5 of the business section and Page 12 of the management’s discussion and analysis section:

“For the six months ended June 30, 2010, our revenues totaled $1,697,862 of which $1,691,862 (99.7%) was attributed to Floor Art and $6,000 (0.3%) was attributed to BDC.  For the nine months ended September 30, 2010, our revenues totaled $2,662,487, of which $2,263,869 (85.0%) was attributed to Floor Art, $9,000 (0.3%) was attributed to BDC and $389,618 (14.7%) was attributed to BBSI for the Native American housing product.  Our SIPS product has not yet begun to generate revenues.”

“Because our Native American Housing revenues come from only one customer, the loss of this customer could have a material adverse effect on our business and profitability.

The revenues we currently generate from our Native American housing product come from only one customer.  This exposes us to risks of substantial losses if we lose this customer or are unable to sufficiently expand our Native American customer base to minimize the impact of this customer.  Loss of this customer could have a material adverse effect on our business and profitability and there is no guarantee that a replacement customer would be established to help the Company continue its Native American housing product.”

18.           We note your statement that you do not believe that the loss of "these customers" would adversely affect your business because customers in Native American Housing and the SIPS business "make progress deposits in advance of work beginning and carry no receivables.”  Please relocate this disclosure to the business section and management's discussion and analysis, as mitigating disclosure is not appropriate in the risk factors section. Further, please revise the relocated disclosure to disclose your dependence on any customers for your SIPS business. Further, please revise the relocated disclosure to explain why you believe that your business would not be adversely affected if you lost the only customer for your Native American Housing business and the customer(s) for your SIPS business, even if such customers make deposits in advance.

Page- 10

RESPONSE:  We have relocated our disclosure regarding the loss of our Native American housing customers from the risk factors to the business section on page 9 and to the management’s discussion and analysis section on page 12 and have revised the disclosure to include the following language:

“Floor Art, the Company’s only operating “bundle”, has four major customers.  These four customers accounted for 77% of the Company’s revenues for the year ended December 31, 2009.  Currently, we have only one Native American housing customer, Tribal Building Solutions, LLC, and only one SIPS customer, the Bossier, LA hotel.  Although we have a limited number of customers, we do not believe that the loss of any one customer would be detrimental to our business because we have expanded our operations to include our three products, the Native American housing, SIPS and “bundles” of trade activities.  By expanding our operations, we have expanded our customer base and have thereby mitigated the risk of losing any one of our current customers.”

Management's Discussion and Analysis of Financial Condition and  Results of Operations, page 2

19.           Please be consistent in your use of defined terms throughout the Form 8-K. For example, we note that you have defined Dynamic Ventures Corp. as the "Company," however you refer to it as "Dynamic" on page 9.

RESPONSE:  We have revised the Filing throughout to be consistent in our use of defined terms.

Operating Results for Six Months Ended June 31.2010 versus June 30. 2009, page 10

Operating Results for Year December 31, 2009 versus December 31, 2008.

20.           Please provide a discussion of the business reasons for changes in the various line items from period to period. Your current disclosure includes a blanket statement that changes from period to period are primarily due to the operations of Floor Art, LLC, but does not identify the business reasons for such changes. Further, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:  We have revised the Filing on pages 12 – 14 to include the following language:

“Operating Results for Six Months Ended June 30, 2010 versus June 30, 2009.

The operating results are compared for operations of Bundled Builder since prior to the Share Exchange Agreement, Dynamic was a development stage company with no operations.  Dynamic had expenses of $2,018 and $25,788 for the six months ended June 30, 2009 and 2010, respectively.

After the Share Exchange Agreement, Bundled Builder became the primary operating company.

For the six months ended June 30, 2010 Bundled Builder had sales of $1,697,852: Floor Art $1,691,852, BDC $6,000, gross margin of $398,371 (23%): Floor Art $392,371, BDC $6,000, expenses of $337,977: Floor Art $328,629, BDC $9,348 and net income of $60,394.

Results for the comparable six months ended June 30, 2009, were sales of $1,368,963: Floor Art $1,336,174, BDC $32,789, gross margin of $339,501 (25%):  Floor Art  $306,712, BDC $32,789, expenses of $681,788: Floor Art $616,501, BDC $65,272 and a net loss of $342,277.

For the first six months, sales increased in Floor Art in 2010 over 2009, due to a push by homebuilders at the end of 2009 to take advantage of the Federal tax credit.  This year end push overflowed into the first half of 2010.  Sales decreased for BDC in the same period due to a reduction in the number of homebuilders using the BDC software.  Margins for Floor Art remained constant over the two periods, however, expenses for Floor Art and BDC were reduced considerably in 2010, reversing the 2009 loss and making a profit of $60,394 for the period.  Expense reductions were the result of reduced payroll and reduced occupancy costs as Bundled Builder relocated to more efficient office space.”

Operating Results for Year December 31, 2009 versus December 31, 2008.

The operating results are compared for operations of Bundled Builder since prior to the Share Exchange Agreement, Dynamic was a development stage company with no operations.  Dynamic had expenses of $33,347 and $nil for the years ended December 31, 2009 and 2008, respectively.

After the Share Exchange Agreement, Bundled Builder became the primary operating company.

Page- 11

For the year ended December 31, 2009 Bundled Builder had sales of $3,570,550: Floor Art $3,496,636, BDC $73,914; gross margin of $862,509 (24%): Floor Art $788,595, BDC $73,914; expenses of $1,188,821: Floor Art $1,173,702, BDC $15,119; and a net loss of $326,312.  Floor Art had a loss of $385,107 and BDC had a net income of $58,795.

Results for the comparable year ended December 31, 2008, were sales of $5,977,108: Floor Art $5,826,845, BDC $150,263; gross margin of $1,715,110 (29%): Floor Art $1,682,481, BDC $32,629; expenses of $2,180,817: Floor Art $1,779,526, BDC $401,291; and a net loss of $465,707:  Floor Art $97,045, BDC $368,662.

Both Floor Art and BDC are focused in the homebuilding market and these results and changes from 2009 to 2010 in sales and gross profits are due to the decline in the homebuilding market for this time period.

Sales decreased in 2009 over 2008 due to the significant decline in the new homebuilding market.   Margins declined in 2009 versus 2008 due to pricing pressures that evolve during a declining market.  BDC had a cost of revenues for software development in 2008 of $117,634 which resulted in a gross margin of $32,649.  There was no software development in 2009 which is why BDC gross margin is equal to sales.  Expenses were reduced $991,996 in 2009 from 2008. Reductions were the result of reduced payroll due to reduced sales activity. Also, BDC had a reduction in interest expense from 2008 to 2009 of $189,272 due to debt reduction at the end of 2008.

Cash increased in 2009 by $60,881 as a result of cash used by operating activities of $30,943, cash used in investing activities of $3,176, and cash provided by financing activities of $95,000.  The 2009 net loss of $326,312 was offset by non-cash items included in the loss of $130,267 and reductions in accounts receivable and contracts in process due to the decline in business volume discussed above.

Page- 12

Cash decreased in 2008 by $306,360 as a result of cash used by operating activities of $400,590, cash used in investing activities of $110,070,primarily for the acquisition of a flooring company, and cash provided by financing activities of $204,300, due to the forgiveness of debt by a related party.   The 2008 net loss of $465,707 was reduced by non-cash items included in the loss of $212,322.  Cash used to fund the loss was $253,385.  Additional cash used by operations was for the increase in accounts receivable of $142,000 due to slower payment cycles from homebuilder clients due to the slowing homebuilding market discussed above.”

Liquidity and Capital Resources, page 11

21.           Please revise your disclosure to discuss the business reasons that led to the changes in your cash used in operating and investing activities and cash provided by financing activities as disclosed on page 11.  In particular, we note the sizeable decrease in each of these line items between 2008 and 2009.

RESPONSE:  As previously stated in our disclosure, the changes in our cash used in operating and investing activities and cash provided by financing activities from 2009 to 2010 for the June periods are due to the increase in sales, as discussed in the operating results, which causes accounts receivable and contracts in process to increase.

22.           We note your disclosure on page 11 that you “expect to incur a minimum of $1,000,000 in expenses during the next twelve months of operations." Please revise to provide a materially complete explanation of these expenses, including the purpose(s) of these expenses. Further, please explain the basis for the statement that you have sufficient sales in process or in the pipeline to meet these expenses. In this regard, we note the disclosure in your Form 10-Q for the quarter ended September 30, 2010 that you must seek external sources to fund a portion of these expenses. We also note that the Form 10-Q was filed on the same date as this Form 8- K.

RESPONSE:  We have revised the Filing on page 14 to include the following language:

“We expect to require a total of approximately $1,000,000 to fully carry out our business plan over the next twelve months beginning December 2010 as set out in this table:

Description	Estimated Expense
Marketing our services	$200,000
Payment of accounts payable and accrued liabilities	$100,000
General and administrative expenses	$550,000
Professional fees	$100,000
Investor relations expenses	$50,000
Total	$1,000,000

We intend to meet our cash requirements for the next 12 months through operations and external sources: a combination of debt financing and equity financing through private placements.  We are currently not in good short-term financial standing.  We will not have enough positive internal operating cash flow until we can generate substantial revenues, which may take the next year to fully realize.  There is no assurance we will achieve profitable operations.  We have historically financed our operations primarily by cash flows generated through operations and cash infusions from officers and outside investors in exchange for debt and/or common stock.

Page- 13

At this time we do not have any commitments from any broker-dealer to provide us with financing.  There is no guarantee that we will be successful in raising any capital.  There can be no assurance that we will be able to raise these funds on terms acceptable to us, if at all.

The Company entered into a line of credit on February 26, 2009 for $300,000 at an interest rate of Prime plus 1.5%. Maturity date of line of credit is February 26, 2010.  This line of credit has not been renewed.  As of December 31, 2009, the balance on the line of credit was $0.”

23.           Please inc1ude a discussion of your line of credit. In this regard, we note the disclosure in note 11 to the financial statements.

RESPONSE:  We have revised the Filing on page 14 to include the following language in this section:

“The Company entered into a line of credit on February 26, 2009 for $300,000 at an interest rate of Prime plus 1.5%. Maturity date of line of credit is February 26, 2010.  This line of credit has not been renewed.  As of December 31, 2009, the balance on the line of credit was $0.”

Pro forma Operating Results, page 12

24.           It is not clear what you are giving pro forma effect to in these operating results and your basis for including these pro forma results. Please advise or revise to remove your discussion of these pro forma operating results.

RESPONSE:  We have revised the Filing to remove this discussion of pro forma operating results.

Security Ownership of Certain Beneficial Owners, page 13

25.           Please list the ownership of management by the name of the beneficial owner and do not list such shares under both "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management." For example, if David C. Brown is the beneficial owner of the shares held by DMEB Investments LLC, list such shares as owned by David C. Brown, and do not also list such shares as owned by the entity in "Security Ownership of Certain Beneficial Owners.” The nature of the ownership, such as through an entity, can be explained in a footnote.

RESPONSE:  We have revised the Filing on page 15 as requested.

26.           Please provide the total shares owned, and the percent of the class owned, by the directors and officers as a group. See Item 403(b) of Regulation S-K.

RESPONSE:  We have revised the Filing on page 15 as requested.

Description of Securities, page 14

27.           Please revise the introductory paragraph to clarify that this section discusses the material terms of your capital stock.

Page- 14

RESPONSE:  We have revised the Filing on page 15 to include the following language:

“The following discussion provides the material terms of the Registrant’s authorized capital stock and is qualified in its entirety by the provisions of the Registrant’s Articles of Incorporation, as amended, which have been filed as exhibits to this Current Report on Form 8-K/A.”

28.           We note that the summary of your authorized capital stock is qualified in its entirety by the provisions of your Articles of Incorporation. Your disclosure states that your Articles of Incorporation have been filed as an exhibit to the Form 8-K, however we are unable to locate this document. Please file the Articles of Incorporation with your next amendment to your Form 8-K.

RESPONSE:  We have revised the Filing on page 15 to include the following language:

“Description of Securities

The following discussion provides the material terms of the Registrant’s authorized capital stock and is qualified in its entirety by the provisions of the Registrant’s Certificate of Incorporation, which has been filed with the Securities & Exchange Commission (“SEC”) on December 22, 2009 as part of our Registration Statement on Form S-1.”

Market for Common Equity and Related Shareholder Matters, Page 14

29.           Please provide the high and low bid information for your common shares for each full quarterly period since your shares were quoted on the OTCBB. See Item 201(a) of Regulation S-K.

RESPONSE:  We have revised the Filing on page 16 to include the following language:

“The following table sets forth the high and low bid prices for our Common Stock per quarter as reported by the OTCBB since we began trading June 10, 2010 based on our fiscal year end December 31. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010 – High	---	---	$4.05	$4.05
2010 – Low	---	---	$4.05	$0.40
2011 – High	---*	---	---	---
2011 – Low	---*	---	---	---

* First Quarter reflects trading price through January 7, 2011.”

Certain Relationships and Related Transactions, page 15

30.           Please disclose all information required by Item 404(d) of Regulation S-K for both the related transactions with Dave Brown and the wife of Al Cain, including the approximate total dollar value of the amount involved in the transaction (as opposed to just the monthly payment required).

RESPONSE:  We have revised the Filing on page 16 to include the following language:

“Dave Brown, a director and officer of the Company, was the majority owner of Floor Art, LLC and Builder Design Center, LLC at December 31, 2009.  As of December 31, 2009, he had loaned Floor Art, LLC and Builder Design Center, LLC $544,700.  The loans were due December 31, 2018 and bear interest at 3%.  Accrued interest incurred was $248,507.  As of December 31, 2009, he has forgiven the entire amount due, which is reflected as a capital contribution.  On March 31, 2010, the Company acquired all of Dave Brown’s interest in Floor Art, LLC and Builder Design Center, LLC from Dave Brown in a transaction with a total dollar value of $747,774.  As a result of this acquisition, the Company owes Dave Brown $150,409 for assets acquired in excess of liabilities assumed and $152,888 for cash advanced to the Company.  The balance due as of June 30, 2010 of $303,297.  The balance due as of September 30, 2010 is $283,547.

Page- 15

The Company leased office space under an operating lease expiring in 2018 from a related entity, Price Road Development LLC, which is owned by Dave Brown, a Director of the Company.  The terms of the lease required the Company to pay rent and executory costs (property taxes, maintenance, and insurance).  The total amount of rent and executory costs paid to the related party was $143,000 for the year ended December 31, 2009.  The lease was cancelled by Price Road Development LLC in December 2009.  The Company entered into a new office space lease with a non-affiliated entity which is only a month-to-month agreement.

In August of 2010, the Company hired JENAL Consulting, Inc. to provide the company with marketing of the SIPS panel construction system.  The owner of JENAL is Jennifer Southam, the wife of Al Cain, a director of the Company.  The Company has paid JENAL a total of $21,332 as of September 30, 2010.”

31.           Please disclose all information required by Item 404(d) of Regulation S-K relating to your acquisition of Floor Art, LLC and Builder Design Center, LLC, including the total dollar amount involved in the transaction and the approximate dollar value of Mr. Brown's interest in the transaction. In addition, please clarify your disclosure regarding the $453,141 owed by you to Mr. Brown. It is unclear from the disclosure if the amount is for repayment of loans made by Mr. Brown to Floor Art, LLC and Builder Design Center, LLC, or is payment due from the acquisition of such companies.  In particular, please reconcile your disclosure with the disclosure in Note 3 to the Bundled Builder financial statements for the six months ended June 30, 2010.

RESPONSE:  We have revised the Filing on page 16 to include the following language:

“Dave Brown, a director and officer of the Company, was the majority owner of Floor Art, LLC and Builder Design Center, LLC at December 31, 2009.  As of December 31, 2009, he had loaned Floor Art, LLC and Builder Design Center, LLC $544,700.  The loans were due December 31, 2018 and bear interest at 3%.  Accrued interest incurred was $248,507.  As of December 31, 2009, he has forgiven the entire amount due, which is reflected as a capital contribution.  On March 31, 2010, the Company acquired all of Dave Brown’s interest in Floor Art, LLC and Builder Design Center, LLC from Dave Brown in a transaction with a total dollar value of $747,774.  As a result of this acquisition, the Company owes Dave Brown $150,409 for assets acquired in excess of liabilities assumed and $152,888 for cash advanced to the Company.  The balance due as of June 30, 2010 of $303,297.  The balance due as of September 30, 2010 is $283,547.”

32.           We note your disclosure in Note 4 to the Bundled Builder financial statements for the six months ended June 30, 2010 regarding the operating lease with a related entity that was cancelled in December 2009. Given that the transaction occurred during your last fiscal year, please disclose the information required by Item 404(d) of Regulation S-K relating to this transaction.

RESPONSE:  We have revised the Filing on page 17 to include the following language:

“The Company leased office space under an operating lease expiring in 2018 from a related entity, Price Road Development LLC, which is owned by Dave Brown, a Director of the Company.  The terms of the lease required the Company to pay rent and executory costs (property taxes, maintenance, and insurance).  The total amount of rent and executory costs paid to the related party was $143,000 for the year ended December 31, 2009.  The lease was cancelled by Price Road Development LLC in December 2009.  The Company entered into a new office space lease with a non-affiliated entity which is only a month-to-month agreement.”

Page- 16

Directors, Executive Officers, Promoters and Control Persons, page 15

33.           Please disclose the ages of all directors and executive officers. See Item 401 of Regulation S-K.

RESPONSE:  We have revised the Filing on page 17 to include the following chart:

Name	Age	Position	Date of Appointment
Paul Kalkbrenner	59	CEO and Director	August 2, 2010
David C. Brown	45	COO, Secretary and Director	August 2, 2010
Al Cain	60	Director	August 2, 2010
Mark Summers	63	CFO and Treasurer	August 2, 2010

34.           Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director, in light of your business and structure. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

RESPONSE:  We have revised the Filing on page 17 to include the following language:

“Paul Kalkbrenner, CEO, Director

Paul has over 30 years of leadership experience in the new home construction industry and a demonstrated record of success as an entrepreneur.  He was founder and President/CEO of Execution, Inc. a company focused on effective jobsite organization and communication.  The company makes a difference through the practical application of quality assurance principles.  Prior to starting his own firm, Kalkbrenner was a partner in Integrated Stucco, LLC.  He grew the company to over $52 million in sales within the first six months of opening the doors.  As personnel increased from 24 to over 700 craftsmen, an offer to purchase the company was accepted and Paul took the position of Executive Vice President/ General Manager for the subsequent 12 month transition period.  Before forming Integrated Stucco, Paul served as the Vice President of Construction for Shea Homes Arizona, one of the largest builders in Phoenix.  He joined Shea in 1992 as a superintendent and moved into the position of Trade and Training Advisor in 1994.  He was promoted to Vice President of Construction in 1999.  Under his leadership through 2004, Shea built over 7,800 homes producing revenues close to $2 billion.  The capstone of his career at Shea was his role in helping execute the smooth integration process when Shea acquired UDC Homes in the late 1990’s.  Mr. Kalkbrenner’s prior leadership roles, proven sales records and years of experience in the construction industry led the Company to appoint Mr. Kalkbrenner as CEO and Director.

Page- 17

David C. Brown, COO, Director

Mr. David C. Brown is COO and Founder of Dave Brown Development.  He has over twenty years of experience in the housing industry.  He launched and ran several entrepreneurial ventures.  Coming from the family of a well respected Phoenix production builder, Dave grew up actively involved in the business.  After receiving a B.A. in Business Administration from Loyola Marymount University in Los Angeles, CA, Dave joined the family business and spent the next five years building his construction knowledge.  During his tenure there, he expanded the company’s Design Center operation, achieving a 50% increase in net profit.  In 1994, he founded Floor Art, a flooring installation and product reseller.  In 2007, Floor Art received a silver National Homebuilders Association quality award for excellence, one of only two silvers awarded that year.  Floor Art is the smallest firm to ever receive this recognition.  In its third year of operation, Floor Art doubled revenues through an acquisition strategy.  Subsequent acquisitions have given Floor Art an estimated 10%-15% increase in revenues, and introduction into the commercial market, and another anticipated increase of 50% in future revenues.  Other entrepreneurial ventures for Dave include a software development company providing solutions to production homebuilders and the construction industry.  His newest venture is the formation of a publishing company that creates magazines and online resources focusing on the builder design center business.  The Company determined that Mr. Brown should serve as COO and Director because of his personal involvement with Floor Art since 1994 coupled with his extensive knowledge of the construction industry.

Al Cain, Director

Mr. Cain founded EZ-Build Systems, Inc. in 2001 and has been key in orchestrating growth by building critical relationships with customers and vendors to assure the Company’s continued viability.  Before joining EZ-Build, Mr. Cain worked in the financial services industry as a regional manager and had success in growing his own financial services business through the development of a strong team and customer portfolio.  He has an entrepreneurial background in the manufacturing and retail fields that focused on finishing products for the residential market.  Prior to that, Mr. Cain started a landscape maintenance and construction company that became one of the largest landscaping companies in Southern Ontario over a 14 year period.  Mr. Cain has an Industrial Engineer background from Mohawk College and Ryerson Polytech University along with a Graphic Arts and Printing background from Hallmark Cards and Rochester Institute of Technology.  Mr. Cain was appointed as a Director of the Company due to his success with EZ-Build Systems, Inc., background in finance and customer relations skills.

Mark Summers, CFO

Mark Summers has over 35 years of financial management and operations management experienced in the homebuilding industry.  At Knoell Homes he served as executive vice president and CFO over the course of 16 years.  During the last seven years at Knoell he served as both CFO and COO.  He also negotiated and implemented the sale of Knoell Homes to Shea Homes in 1989.  Summers joined the team at Shea Homes as an executive vice president and developed the strategic plan for Shea’s successful entry into the Phoenix market.  In his most recent position, he served s COO and CFO for Zacher Homes.  In this role he hired and managed the team that moved the firm from $8 million in sales to $95 million.  Along with receiving his MBA from Arizona State University in 1993, Mr. Summers has taught coursed in business management of homebuilding companies at ASU and the Central Arizona Homebuilders Association.  In light of Mr. Summers’ prior executive positions and management experience in the construction industry, Mr. Summers was appointed as CFO of the Company.”

Page- 18

35.           We note your disclosure on page 16 that Floor Art has an anticipated increase of 500% in future revenues. Please disclose your basis for this statement.

RESPONSE:  This is a typographical error.  We have relocated this disclosure to the management’s discussion and analysis section on page 12 and have revised the disclosure to include the following language:

“In 2007, Floor Art received a silver National Homebuilders Association quality award for excellence, one of only two silvers awarded that year.  Floor Art is the smallest firm to ever receive this recognition.  In its third year of operation, Floor Art doubled revenues through an acquisition strategy.  Subsequent acquisitions have given Floor Art an estimated 10%-15% increase in revenues, and introduction into the commercial market, and another anticipated increase of 50% in future revenues.  This anticipated increase of 50% is based on anticipated future projects including a Native American 60-unit apartment complex and a build-out of a 67-unit single-family project at Estrella Mountain Park Ranch.  It is expected that Floor Art will provide the interior installs for the Native American project at $5,000 per unit and will provide the interior installs for the Estrella project at $15,000 per unit for a total of $1,305,000.  Floor Art’s acquisitions, increase in revenues and introduction into the commercial market have allowed the business to move forward, despite tight economic conditions, and to build upon its reputation for quality and innovative management.”

36.           Please provide the disclosure required by Item 407(a) of Regulation S-K.  See Item 7 of Form 10.

RESPONSE:  We have revised the Filing on page 18 to include the following language:

“Director Independence

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2).  The OTCBB on which shares of Common Stock are quoted does not have any director independence requirements.  The NASDAQ definition of “Independent Officer” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  According to the NASDAQ definition, Paul Kalkbrenner and David C. Brown are not independent directors because they are executive officers of the Company.  Al Cain, however, is an independent director of the Company.”

Changes in Registrant's Certifying Accountant, page 18

37.           We note your statement that the letter from your Former Accountant is attached as Exhibit 16.1 to this Form 8-K. Please revise your disclosure to c1arify that it is Exhibit 16.1 to your Form 8-K filed on November 17, 2010.

RESPONSE:  We have revised the Filing as requested.

Item 5.01 Change in Control of Registrant page 18

38.           Please provide all of the information required under Item 501(a) of Form 8-K.

RESPONSE:  We have revised the Filing on page 20 to include the following language:

Page- 19

ITEM 5.01                      CHANGES IN CONTROL OF REGISTRANT.

On August 2, 2010, Dynamic Ventures Corp. (the “Company”) and its controlling shareholders entered into a share exchange agreement (the "Share Exchange Agreement") with Bundled Builder Solutions Inc. (“Bundled Builder” or “BBSI”) and its shareholders whereby the Company obtained all of the issued and outstanding shares of Bundled Builder, in exchange for the issuance of 4,500,000 common shares of the Company to Bundled Builder shareholders.  The transaction results in Bundled Builder becoming a wholly-owned subsidiary of the Company and the Bundled Builder shareholders holding approximately 45% of the Company's outstanding capital stock.

The shares of the Company's capital stock issued to the Bundled Builder shareholders in connection with the share exchange were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.  These securities may not be offered or sold absent registration or an applicable exemption from the registration requirements. Certificates representing these shares contain a legend stating the same.

The share exchange is being accounted for as a "reverse acquisition," even though the Bundled Builder shareholders do not own a majority of the outstanding shares of the Company's capital stock immediately following the transaction.  However, the Board of Directors and management, after the exchange, are comprised of Bundled Builder’s management team.  Furthermore, the operations of Bundled Builder are the continuing operations of the Company, therefore, Bundled Builder is deemed to be the acquirer in the reverse acquisition.”

Exhibits, page 20

39.           Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

RESPONSE:  We have revised the Exhibit list on pages 22 - 23 as requested.

Unaudited Pro Forma Financial Information, page 21

40.           Please provide a pro forma income statement of operations for the year ended December 3l, 2009. Refer to Rule 8-05(b)(2) of Regulation S-X.

RESPONSE:  We have revised the Filing to include a Pro Forma Income Statement of Operations for the year ended December 31, 2009 as part of exhibit 99.3 to this Form 8-K/A.

41.           Please enhance your disclosure to show precisely how you arrived at each pro forma adjustment amount in a note to the pro forma financial information. Your disclosures should include a discussion of any significant assumptions and estimates used to arrive at these amounts. For example, you should clearly show how you arrived at the adjustment amount to additional paid-in capital.  If this adjustment amount consists of multiple components, you should show the calculation of each component separately.

RESPONSE:  We have revised the pro forma financial information as requested, as part of exhibit 99.3 to this Form 8-K/A.

Page- 20

42.           The stockholders' equity components for the Bundled Builder Solutions, Inc. column should be the same as reported on the historical balance sheet included on page 40. For example, you should present members' capital. It is also not clear why the retained earnings amount presented on the historical balance sheet would not be the same as reported on the pro forma balance sheet.

RESPONSE:  We have revised the pro forma financial information as requested, as part of exhibit 99.3 to this Form 8-K/A.

43.           Please present your historical basic and diluted net income (loss) per common share amounts for each entity.  Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations.  Please also disclose separately by type of security the number of shares not included in dilutive EPS for antidilutive reasons.

RESPONSE:  We have revised the pro forma financial information as requested, as part of exhibit 99.3 to this Form 8-K/A.

44.           Please show the number of shares authorized, issued and outstanding on a historical and pro forma basis on the face of the pro forma balance sheet.

RESPONSE:  We have revised the pro forma financial information as requested, as part of exhibit 99.3 to this Form 8-K/A.

45.           Please reflect the 5:1 stock dividend declared on October 14, 2010 in your pro forma financial statements, which would result in a total of 50 million weighted average shares outstanding for pro forma purposes rather than the 10 million shares you currently present.

RESPONSE:  We have revised the pro forma financial information as requested, as part of exhibit 99.3 to this Form 8-K/A.

Financial Statements for Bundled Builder Solutions, Inc.

Unaudited Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation ,page 44

46.           Bundled Builder Solutions, Inc. did not acquire certain insignificant assets of Floor Art, LLC and Builder Design Center, LLC or pay all agreed-upon cash distributions in exchange for a note payable to the major shareholder. This resulted in a deemed distribution of $448,173. Please help us better understand how you arrived at this deemed distribution amount. Please provide us with a breakdown of its components as well as how you determined it was appropriate to include each of these components in your deemed distribution amount. Please also specify the amount of assets and liabilities related to each of these entities that was not acquired or assumed.

RESPONSE:  We have revised Note 3 to the Financial Statements to include the following language:

“As a result of BBSI’s buyout of Floor Art and BDC, there was a net deemed distribution to the majority owner of $448,173.  This deemed distribution was the result of BBSI not buying all the assets of Floor Art and BDC.  In addition, the majority owner took a cash distribution of approximately $150,000 and the remaining balance due, pursuant to the reorganization, to the owner was recorded as a note payable of approximately $303,000.  The total of all items not acquired or paid out totaled $568,462.  This balance consists of the following:

Page- 21

Cash	$252,731
Inventory	120,289
Long-term assets	59,930
Other, net	135,512

Total	$568,462

The majority owner then contributed inventory back to BBSI for equity at the book value of $120,289.  The net deemed distribution was recorded as a reduction in equity.  As of June 30, 2010, the note payable was $303,297, had no stated interest or due date.”

Audited Financial Statements

Independent Auditor's Report, page 49

47.           The independent auditor's report is dated July 2, 2010, except for the reorganization on August 2, 2010, which your auditor states is disclosed in Note 1. Your auditor appears to be referring to Note 6 to the audited financial statements as there is no Note 1. Please revise as necessary.

RESPONSE:  We have revised the independent auditor’s report to include a reference to Note 6, rather than to Note 1.

Form 10-Q for the Quarter Ended September 30, 2010

General

48.           Please comply with the comments on the Form 8-K in your future Exchange Act reports, to the extent applicable. In particular, we note the comments relating to your MD&A.

RESPONSE:  We have revised the Filing throughout to be consistent in our use of defined terms.

49.           Please be advised that this Form 10-Q was not timely filed.

RESPONSE:  The Company acknowledges that this Form 10-Q was not timely filed with the Commission.  The Company had previously retained legal counsel to assist in the preparation and filing of this Form 10-Q.  However, due to inadequate performance of such counsel, on November 30, 2010, we retained the legal counsel of Zouvas Law Group, P.C.  Subsequently, on December 6, 2010, we filed this Form 10-Q with the Commission.  Our management will continue to ensure that all future filings will be timely made.

50.           Please provide us with a statement of stockholders' equity for the nine months ended September 30, 2010 so that we may better understand the impact of the August 2, 2010 recapitalization transaction. Please provide us with explanations for the adjustments made to retroactively reflect the recapitalization transaction, as appropriate.

Page- 22

RESPONSE:  We have revised the Financial Statements as requested to include a statement of stockholders’ equity for the nine months ended September 30, 2010.

Unaudited Balance Sheets, page F-l

Summary of Significant Accounting Policies, page F-4

General

51.           Please disclose in future filings the types of expenses that you include in each of your cost of revenue line items and the types of expenses that you include in the selling, general and administrative expenses line item. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  We have revised the Filing on the following pages as indicated below:

Page 13 under Results of Operations for the three months ended September 30, 2010 compared to the three months ended September 30, 2009

“Revenues and Cost of Revenues

We earned gross revenues of $964,625 during the three months ending on September 30, 2010: Floor Art $572,007, BBSI $389,618, and BDC $3,000.  We earned gross revenues of $908,408 for the same period in 2009: Floor Art $888,533 and BDC $19,875.  Revenues for Floor Art and BDC are lower in 2010 due to the slow down in homebuilding activity from 2009. Revenues for BBSI don’t begin until August, 2010 when BBSI started its first Native American housing project.   The addition of BBSI revenues results in the increase of total sales between the quarters.

Our total cost of revenue for the three months ended September 30, 2010 was $865,346: Floor Art $497,361, BBSI  $367,985, and BDC  $0.  Total cost of revenue was $679,655 for the three months ended September 30, 2009: Floor Art $679,655, BBSI $0, and BDC $0.  Costs of revenues include costs for job related labor, material, subcontractor costs for engineering, architects, trade contractors, and job site general conditions.  Gross margin for Floor Art decreased from 23% for the three months ended September 30, 2009 to 13% for the same period in 2010 due to pricing pressures incurred while competing for market share in the decreasing homebuilding market.

Expenses

Our total operating expenses decreased from $277,182 to $181,229 for the three months ended September 30, 2010 compared to the same period in 2009.  This decrease in expenses is due to lower selling, general and administrative expenses.  Our general and administrative expenses consist of payroll and related payroll taxes, employer’s portion of employee health insurance costs, legal and accounting fees, bank charges, travel, meals and entertainment, office rent and maintenance, communication expenses (internet, fax, and telephone), courier, postage costs, office supplies.  Our selling, general and administrative expenses decreased $77,144 from $258,373 to $181,229 for the three months ended September 30, 2010 compared to the same period in 2009, due to reduced payroll costs caused by staff reductions due to sales decreases and reduced occupancy costs due to reduced rent as a result of relocating the corporate office.

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Our depreciation and amortization expense decreased $18,809 from $18,809 to $nil for the three months ended September 30, 2010 compared to the same period in 2009 since the Company had no depreciable assets during the three months ended September 30, 2010.”

Page 14 under Results of Operations for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

“Revenues and Cost of Revenues

We earned gross revenues of $2,662,487 during the nine months ending on September 30, 2010: Floor Art $2,263,859, BBSI $389,618, and BDC $9,000.  We earned gross revenues of $2,277,371 for the same period in 2009: Floor Art $2,224,707 and BDC $52,664.  Revenues for Floor Art remained fairly constant due to an increase in sales in first quarter 2010 due to the short term upswing in housing starts from the Federal tax rebates.  BDC sales are lower in 2010 due to the slow down in homebuilding activity from 2009. BDC did not share in the temporary upswing in first quarter revenues in 2010 since BDC revenues occur earlier in the construction process than Floor Art revenues and were thus included in 2009. Revenues for BBSI don’t begin until August, 2010 when BBSI started its first Native American housing project.  The addition of BBSI revenues results in the increase of total sales between the periods.

Our total cost of revenue for the nine months ended September 30, 2010 was $2,164,837:  Floor Art $1,796,852, BBSI $367,985, and BDC $0.  Total cost of revenue was $1,709,117 for the nine months ended September 30, 2009: Floor Art $1,709,117, BBSI $0, and BDC $0. Costs of revenues include costs for job related labor, material, subcontractor costs for engineering, architects, trade contractors, and job site general conditions. Gross margin for Floor Art decreased from 25% for the nine months ended September 30, 2009 to 19% for the same period in 2010 due to pricing pressures incurred while competing for market share in the decreasing homebuilding market.

Expenses

Our total operating expenses decreased from $991,921 to $519,944 for the nine months ended September 30, 2010 compared to the same period in 2009. .  This decrease in expenses is due to lower selling, general and administrative expenses.  Our general and administrative expenses consist of payroll and related payroll taxes, employer’s portion of employee health insurance costs, legal and accounting fees, bank charges, travel, meals and entertainment, office rent and maintenance, communication expenses (internet, fax, and telephone), courier, postage costs, office supplies. Our selling, general and administrative expenses decreased $428,768 from $935,494 to $506,726 for the nine months ended September 30, 2010 compared to the same period in 2009, due to reduced payroll costs caused by staff reductions due to sales decreases and reduced occupancy costs due to reduced rent as a result of relocating the corporate office.

Our depreciation and amortization expense decreased $43,209 from $56,427 to $13,218 for the nine months ended September 30, 2010 compared to the same period in 2009.”

Income (Loss) per Common Share, page F-5

52.           Please show us how you arrived at your weighted average common shares outstanding for each period presented. You state that 22,500,000 (adjusted for the 5:1 stock split) shares of common stock issued for the August 2, 2010 stock exchange are considered outstanding for the entire three month and nine month periods ending September 30, 2010. It appears that you have also reflected the 27,500,000 (adjusted for the 5:1 stock split) that were retained by the original shareholders as outstanding for all of the entire periods presented as well. Given that the 27,500,000 shares were effectively issued on August 2, 2010, the date of the stock exchange, you should only consider these shares outstanding beginning on August 2, 2010 for purposes of calculating the historical weighted average shares outstanding. Please advise or provide us with your revised weighted average shares outstanding calculations and net income (loss) per common share amounts for each period presented.

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RESPONSE:  We have revised the Filing on page 9 to include the following language:

“Income (Loss) per Common Share

Basic income (loss) per share is computed by dividing the net income (loss) attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period.  The 22,500,000 (adjusted for the 5:1 stock split) shares issued for the August 2, 2010 stock exchange described in paragraph 1 are considered outstanding for the entire 3 month and 9 month periods ending September 30, 2010 and 2009.  Dynamic Ventures Corp shares issued prior to the stock exchange agreement totaling 27,500,000 (adjusted for the 5:1 stock split) are considered outstanding from August 2, 2010, the effective date of the stock exchange agreement.  Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.  There were no dilutive financial instruments issued or outstanding for the period ended September 30, 2010.”

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

53.           In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note the following from your press releases issued during the quarter ended September 30, 2010 that suggest that you believe future performance may differ significantly from past performance:

•	The expectation that EZ Build Systems will generate $22.5 million and $41 million in revenue in 2011 and 2012 (Press Release dated August 25, 2010); and

•
Your entry into a long term agreement with One Tree Development, Inc. that provides an "annual sales opportunity for E-Z Build Systems [of] over $50 million ... " (Press Release dated September 14, 2010).

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:  We have revised the Filing on page 13 of the Liquidity and Capital Resources section to include the following language:

“We believe that a major industry trend is the construction of energy efficient buildings.  All of the commercial buildings that we design under the SIPS system are designed to be certified under the Leadership in Energy & Environmental Design (“LEED”) system.  LEED is an internationally recognized “green” building certification system that provides a set of standards for the environmentally sustainable design, construction and operation of buildings and neighborhoods.  We believe that the LEED certification of our SIPS product gives us a significant market advantage.  In our experience, financial lenders also prefer LEED certified projects, which increases the chances that we will receive funding for our projects.

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In regard to our Native American housing product, we believe that we have a niche in this market because there is a great need for this type of housing in Arizona and New Mexico, where we are based, as well as throughout the United States.  We have seen that Native Americans are gaining a stronger financial footing and are more able to invest in housing.  We believe that the homebuilding market will remain low but that it has reached a bottoming out level.  Significant numbers of foreclosures are occurring nationwide and we anticipate that there will be a demand for our “bundles” product for rehabilitation of these REO properties.

Overall, we believe that our revenues will increase in 2011 and 2012 for the reasons stated above as well as other projects and business opportunities we are currently in the process of discussing and negotiating.  However, as there have been no definitive agreements reached other than those previously disclosed, the terms and conditions of any contemplated projects or business opportunities remain confidential information.”

Results of Operations, page 13

54.           Please revise your MD&A to discuss the business reasons for changes in your results of operations from period to period. You should disclose each of the factors which have contributed to material fluctuations in a line item and correspondingly quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  We have revised our Results of Operations on pages 13-15 to include the requested information.

55.           Your depreciation and amortization expense decreased $18,809 from $18,809 to $nil for the three months ended September 30, 2010 compared to the same period in 2009.  Please disclose why you did not have any depreciation expense recorded, including if it is because all of your property and equipment became fully depreciated. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  We have revised the Filing on page 13 to include the following language:

“Our depreciation and amortization expense decreased $18,809 from $18,809 to $nil for the three months ended September 30, 2010 compared to the same period in 2009.  The Company did not acquire any depreciable assets in the acquisition of Floor Art and BDC. The Company had no depreciable assets during the three months ended September 30, 2010.”

Disclosure Controls and Procedures, page 15

56.           We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in [your] periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported within the time periods specified," and that such officers also concluded that your disclosure controls and procedures "were effective as of the end of the period covered by [your] report to provide reasonable assurance of the achievement of these objectives." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and l5(d)-15(e) under the Exchange Act.  As described, however, this description does not fully conform to the two-part definition set forth in those rules. In particular it speaks only to the portions of the definition and modifies the definition slightly. For example, the description references "material information" as opposed to simply "information," as specified in the definition. Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving the stated objectives and that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. Please also comply with this comment in future filings. Alternatively, you may simply state in future filings, without repeating the definition, that your certifying officers concluded on the applicable date that your disclosure controls and procedures were or were not effective.

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RESPONSE:  We have revised the Filing on page 15 to include the following language:

“Disclosure Controls and Procedures

Under the supervision and with the participation of our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of September 30, 2010. Based on this evaluation, our chief executive officer and chief financial officer concluded as of September 30, 2010, that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.”

Changes in Internal Control over Financial Reporting, page 15

57.           We note the statement in the third sentence that "Other than these changes, there have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise in future filing to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:  We have revised the Filing on page 16 to include the following language:

“Changes in Internal Controls over Financial Reporting

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There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This change in the Company’s internal controls has not materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Certifications

58.           We note that you have changed certain language in the certifications required by Rules 13a-14(a) and l5d-14(a). For example, you have replaced the phrase "The registrant's other certifying officer(s) and I are," in paragraph 4 with "I am," and deleted the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" that is part of paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

RESPONSE:  We have revised the Certifications as requested.

In connection with the Company’s responding to the comments set forth in the December 30, 2010 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

DYNAMIC VENTURES CORP.

/s/ Mark Summers
By: Mark Summers
Title:  Chief Executive Officer

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